EXHIBIT 99.1

GENOIL INC.

September 30, 2023

FORM 6-K

F-1

GENOIL INC.
Consolidated Balance Sheets
(Expressed in US Dollars)

ASSETS

	September 30,	December 31,
	2023	2022
	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	$21,636	$5,044
Due from related-parties	298,953	273,248
Prepaid expenses and other current assets	3,532	4,387

Total Current Assets	324,121	282,679

OTHER ASSETS

TOTAL ASSETS	$367,285	$325,843

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Trade and other payables	$112,084	$115,342
Accrued interest payable to related parties	3,945	5,628,495
Convertible notes to related parties, current portion	-	5,327,920
Due to related parties	46,875	46,875

Total Current Liabilities	162,904	11,118,632
NON-CURRENT LIABILITIES
Convertible notes to related parties, non current portion	200,000	-

Total Non-Current Liabilities	200,000	-

TOTAL LIABILITIES	362,904	11,118,632

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, no par value; authorized 10,000,000 shares, issued and 00outstanding 0 and 0 shares, respectively	-	-
Common Stock, no par value; issued and outstanding 1,882,087,429 and 00696,013,029 shares, respectively	63,331,718	51,470,944
Contributed surplus	39,386,095	37,297,127
Accumulated other comprehensive income (loss)	(221,860)	(221,860)
Accumulated deficit	(102,491,572)	(99,339,000)

Total Stockholders' Equity (Deficit)	4,381	(10,792,789)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)	$367,285	$325,843

The accompanying notes are an intergral part of these consolidated financial statements

F-2

GENOIL INC.
Consolidated Statements of Operations
(Expressed in US Dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
		(As Restated - see Note 11)		(As Restated - see Note 11)

REVENUES	$-	$-	$-	$-
COST OF SALES	-	-	-	-

GROSS PROFIT	-	-	-	-

OPERATING EXPENSES
Stock based compensation to officers, directors, and consultants	43,050	25,000	2,168,518	1,242,362
Total Operating Expenses	140,887	157,842	2,496,619	1,572,876

LOSS FROM OPERATIONS	(140,887)	(157,842)	(2,496,619)	(1,572,876)

Other Income (Expense)
Finance expense (as restated for the three and nine months ended September 30, 2022 - see Note 11)	(3,945)	(289,148)	(655,953)	(826,424)

Total Other Income (Expense) - Net	(3,945)	(289,148)	(655,953)	(826,424)

INCOME (LOSS) BEFORE INCOME TAXES (as restated for the three and nine months ended September 30, 2022 - see Note 11)	(144,832)	(446,990)	(3,152,572)	(2,399,300)
PROVISION FOR INCOME TAXES	-	-	-	-

NET INCOME (LOSS) (as restated for the three and nine months ended September 30, 2022 - see Note 11)	(144,832)	(446,990)	(3,152,572)	(2,399,300)

Deemed dividends for warrants	-	-	-	(780)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON 00SHAREHOLDERS (as restated for the three and nine months ended September 30, 2022 - see Note 11)	$(144,832)	$(446,990)	$(3,152,572)	$(2,400,080)

Weighted average shares outstanding - Basic and Diluted	1,400,814,905	680,426,072	941,684,760	661,820,538

NET LOSS PER SHARE - Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an intergral part of these consolidated Financial Statements

F-3

GENOIL INC.
Consolidated Statements of Stockholders' Equity (Deficit)
(Expressed in US Dollars)
(Unaudited)

	Common	Share	Contributed	Accumulated Other Comprehensive	Accumulated	Total Stockholders' Equity
	Shares	Capital	Surplus	Income (Loss)	Deficit	(Deficit)
Balance as of January 1, 2022	640,633,029	$50,917,144	$36,151,385	$(221,860)	$(95,761,361)	$(8,914,692)
Sale of common shares (and warrants) in private placements	11,630,000	116,300	-	-	-	116,300
Issuance of common shares for services	1,120,000	11,200	-	-	-	11,200
Stock based compensation	-	-	1,144,962	-	-	1,144,962
Deemed Dividends	-	-	780		(780)	-
Net loss for the three-months ended March 31, 2022 (as restated - see Note 11)					(1,512,464)	(1,512,464)
Balance as of March 31, 2022 (as restated - see Note 11)	653,383,029	$51,044,644	$37,297,127	$(221,860)	$(97,274,605)	$(9,154,694)

Sale of common shares (and warrants) in private placements	13,030,000	130,300	-	-	-	130,300
Issuance of common shares for services	6,120,000	61,200	-	-	-	61,200
Stock based compensation	-	-	-	-	-	-
Deemed Dividends	-	-	-	-	-	-
Net loss for the three-months ended June 30, 2022 (as restated - see Note 11)	-	-	-	-	(439,846)	(439,846)
Balance as of June 30, 2022	672,533,029	$51,236,144	$37,297,127	$(221,860)	$(97,714,451)	$(9,403,040)

Sale of common shares (and warrants) in private placements	16,830,000	168,300	-	-	-	168,300
Issuance of common shares for services	2,500,000	25,000	-	-	-	25,000
Stock based compensation	-	-	-	-	-	-
Deemed Dividends	-	-	-	-	-	-
Net loss for the three-months ended September 30, 2022 (as restated - see Note 11)	-	-	-	-	(446,990)	(446,990)
Balance as of September 30, 2022	691,863,029	$51,429,444	$37,297,127	$(221,860)	$(98,161,441)	$(9,656,730)

Balance as of January 1, 2023	696,013,029	$51,470,944	$37,297,127	$(221,860)	$(99,339,000)	$(10,792,789)
Sale of common shares (and warrants) in private placements	11,800,000	118,000	-	-	-	118,000
Issuance of common shares for services	1,200,000	12,000	-	-	-	12,000
Stock based compensation	-	-	2,088,968	-	-	2,088,968
Deemed Dividends	-	-	-	-	-	-
Net loss for the three-months ended March 31, 2023					(2,523,615)	(2,523,615)
Balance as of March 31, 2023	709,013,029	$51,600,944	$39,386,095	$(221,860)	$(101,862,615)	$(11,097,436)

Sale of common shares (and warrants) in private placements	12,520,000	125,200	-	-	-	125,200
Issuance of common shares for services	2,450,000	24,500	-	-	-	24,500
Stock based compensation	-	-	-	-	-	-
Deemed Dividends	-	-	-	-	-	-
Net loss for the three-months ended June 30, 2023					(484,125)	(484,125)
Balance as of June 30, 2023	723,983,029	$51,750,644	$39,386,095	$(221,860)	$(102,346,740)	$(11,431,861)

Sale of common shares (and warrants) in private placements	12,960,000	129,600				129,600
Issuance of common shares for services	4,305,000	43,050				43,050
Conversion of notes payable and accrued interest for common stock	1,140,839,400	11,408,424				11,408,424
Stock based compensation						-
Deemed Dividends						-
Net loss for the three-months ended September 30, 2023					$(144,832)	(144,832)
Balance as of September 30, 2023	1,882,087,429	$63,331,718	$39,386,095	$(221,860)	$(102,491,572)	$4,381

The accompanying notes are an intergral part of these consolidated Financial Statements

F-4

GENOIL INC.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)
(Unaudited)
	Nine months ended September 30,
	2023	2022
		(As Restated - see Note 11)

OPERATING ACTIVITIES
Net income (loss) (as restated for the nine months ended September 30, 2022 - see Note 11)	$(3,152,572)	$(2,399,300)
Adjustments to reconcile net loss
to cash flows used in operating activities:
Stock based compensation	2,168,518	1,242,362

Changes in operating assets and liabilities
Prepaid expenses and other current assets	855	4,073
Accrued interest payable (as restated for the nine months ended September 30, 2022 - 00see Note 11)	655,953	826,424
Trade and other payables	(3,257)	(959)

Net Cash Used in Operating Activities	(330,503)	(327,400)

FINANCING ACTIVITIES
Net change in related party receivables	(25,705)	(52,312)
Cash received from equity investors	372,800	414,900

Net cash provided by Financing Activities	347,095	362,588

Increase in Cash	16,592	35,188
Cash at beginning of year	5,044	12

Cash at end of period	$21,636	$35,200

Supplemental disclosure of cash flow information

Interest Paid	$-	$-
Income taxes paid	$-	$-
Deemed dividends related to issuance of warrants.	$-	$780
Issuance of common stock for conversion of notes payable and accrued interest	$11,408,424	$-

The accompanying notes are an intergral part of these consolidated Financial Statements

F-5

Genoil Inc.

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2023 and September 30, 2022

(Expressed in US Dollars)

(Unaudited)

1. REPORTING ENTITY AND GOING CONCERN

Genoil Inc. (“Genoil”) was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC (“Emirates LLC”) and Two Hills Environmental Inc. (“Two Hills”) (collectively the “Company”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is quoted on the OTC Markets under the symbol GNOLF. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported net losses of $3,152,572 and $2,399,300 for the nine months ended September 30, 2023 and 2022, respectively. The Company used funds in operating activities of $330,503 and $327,400 for the nine months ended September 30, 2023 and 2022, respectively. The Company had working capital of $161,217 and a working capital deficiency of $10,835,953 at September 30, 2023 and December 31, 2022, respectively. The Company had stockholders’ equity of $4,381 and a stockholders’ deficit of $10,792,789 at September 30, 2023 and December 31, 2022, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the nine months ended September 30, 2023 and 2022, the Company received net proceeds of $347,095 and $362,588, respectively, pursuant to financing activities.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company’s common shares. Although these shares are subject to a “hold” period on the United States stock markets, the investors’ confidence in the undertakings of management, with respect to future positive market performance of the Company’s common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

F-6

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Principles of Consolidation:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Genoil has the following subsidiaries:

•	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.
•	Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Genoil Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of September 30, 2023, Emirates LLC had not yet commenced operations and holds no assets.
•	Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Interim Financial Statements

The unaudited consolidated financial statements of the Company for the nine months ended September 30, 2023 and 2022 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Regulation S-K. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of the management, necessary for the fair presentation of the financial position and the results of operations. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full fiscal year. The balance sheet information as of December 31, 2022 was derived from the audited financial statements included in the Company’s financial statements as of and for the year ended December 31, 2022 included in the Company’s Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2023. These financial statements should be read in conjunction with that report.

(c) Foreign currency translation

The reporting currency of the Company is the United States Dollar. The functional currency of Genoil and its subsidiaries is the United States Dollar. Transactions denominated in currencies other than the functional currency are translated at the exchange rates prevailing at the dates of the transactions. Exchange gains and losses are reflected in income.

F-7

(d) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

(e) Cash and cash equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(f) Stock-based compensation

The Company grants common stock, stock options, and Price Appreciation Certificates to employees, directors, and consultants for various services rendered to the company. Share-based payments to these individuals are measured at the fair value of the securities issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

(g) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

F-8

(h) Loss per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as convertible notes, stock options and warrants. The calculation assumes the proceeds on exercise of options and warrants are used to repurchase shares at the current market price. All options and warrants are anti-dilutive when the Company is in a loss position.

(i) Recent accounting pronouncements:

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position or operations.

3. DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:

■	Level 1 – quoted prices in active markets for identical assets or liabilities;

■	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and,

■	Level 3 – inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using level 1 inputs.

The fair value of cash and cash equivalents, due from related parties, trade and other payables, accrued interest payable, convertible notes, and due to related parties approximates their carrying value due to their short term to maturity.

The fair values of stock options and Price Appreciation Certificates are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

F-9

4. DUE FROM RELATED PARTIES

Due from related parties consist of:

	September 30,	December 31,
Borrower	2023	2022
Lifschultz Enterprise Company LLC (an entity controlled by David Lifschultz, Genoil chief executive officer, and Bruce Abbott, Genoil chief operating officer)	$298,953	$273,248
Totals	$298,953	$273,248

The receivable is non-interest bearing and is due on demand.

5. ACCRUED INTEREST PAYABLE TO RELATED PARTIES

Accrued interest payable to related parties consist of:

	September 30,	December 31,
Borrower	2023	2022
Lifschultz Enterprise Company LLC (an entity controlled by David Lifschultz, Genoil chief executive officer, and Bruce Abbott, Genoil chief operating officer)	$298,953	$273,248
Totals	$298,953	$273,248

The accrued interest payable relates to the convertible notes outstanding (see Note 6).

6. CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

Convertible notes payable to related parties consist of:

	September 30,	December 31,
Lender	2023	2022
Lifschultz Enterprise Company LLC	$200,000	$1,695,053
Sidney B. Lifschultz 1992 Family Trust	-	612,146
David Lifschultz	-	1,510,368
Bruce Abbott	-	1,510,353
Totals	200,000	5,327,920
Current portion	-	(5,327,920)
Non-current portion	$200,000	$-

F-10

The notes bear interest at 12% compounded semi-annually and their maturity was extended on April 27, 2020 to April 27, 2022 and effective January 1, 2023 to January 1, 2026.  The notes are convertible into shares of Genoil common stock at a price of $0.01 per share. The notes are secured by the assets of the Company.

The notes provide that in the event that the inflation rate (based on the US CPI) exceeds 3%, the principal and accrued interest balances are increased by such inflation rate. Effective December 31, 2021, this inflation protection provision was triggered. The principal balances were increased 4.698% or a total of $221,358 (from $4,711,764 to $4,933,122) and the accrued interest balances were increased 4.698% or a total of $183,770 (from $3,911,705 to $4,095,475).

Effective December 31, 2022, as a result of the inflation protection provision, the principal balances were increased 8.003% or a total of $394,798 (from $4,933,122 to $5,327,920) and the accrued interest balances were increased 8.003% or a total of $417,071 (from $5,211,424 to $5,628,495). The $811,869 total increase in the principal and accrued interest balances has been included in finance expense in the consolidated statement of operations for the three months and year ended December 31, 2022.

On July 30, 2023, a total of $5,041,327 of convertible notes payable to related parties ($3,020,721 in principal and $2,020,606 in accrued interest) was converted into 504,129,700 shares of common stock. David K. Lifschultz converted $2,520,686 of convertible notes ($1,510,368 in principal and $1,010,318 in accrued interest) into 252,065,600 shares of common stock. Bruce S. Abbott converted $2,520,641 of convertible notes ($1,510,353 in principal and $1,010,288 in accrued interest) into 252,064,100 shares of common stock.

On August 1, 2023, a total of $6,367,097 of convertible notes payable to related parties ($2,107,199 in principal and $4,259,898 in accrued interest) was converted into 636,709,700 shares of common stock. Lifschultz Enterprise Company LLC converted $4,624,718 of convertible notes ($1,495,053 in principal and $3,129,665 in accrued interest) into 462,471,800 shares of common stock. Sidney B. Lifschultz 1992 Family Trust converted $1,742,379 of convertible notes ($612,146 in principal and $1,130,233 in accrued interest) into 174,237,900 shares of common stock.

7. DUE TO RELATED PARTIES

Due to related parties consist of:

	September 30,	December 31,
Creditor	2023	2022
Occupancy costs payable to Bruce Abbott and David Lifschultz for use of Mamaroneck New York property from January 1, 2018 to September 30, 2020	$46,875	$46,875
Totals	$46,875	$46,875

The payables are non-interest bearing and are due on demand.

8. SHARE CAPITAL

Preferred Stock

There are 10,000,000 shares of Class A Preferred Stock authorized but none are outstanding.

Common Stock

There are an unlimited number of shares of common stock, no par value, authorized to be issued.

F-11

During the first quarter of 2022, the Company sold a total of 11,630,000 shares of common stock (and warrants) in private placements for total proceeds of $116,300.

During the first quarter of 2022, the Company issued a total of 1,120,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $11,200.

During the second quarter of 2022, the Company sold a total of 13,030,000 shares of common stock (and warrants) in private placements for total proceeds of $130,300.

During the second quarter of 2022, the Company issued a total of 6,120,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $61,200.

During the third quarter of 2022, the Company sold a total of 16,830,000 shares of common stock (and warrants) in private placements for total proceeds of $168,300.

During the third quarter of 2022, the Company issued a total of 2,500,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $25,000.

During the first quarter of 2023, the Company sold a total of 11,800,000 shares of common stock (and warrants) in private placements for total proceeds of $118,000.

During the first quarter of 2023, the Company issued a total of 1,200,000 shares of common stock as compensation for services.  The fair value of the shares issued (at dates of issuance) totaled $12,000.

During the second quarter of 2023, the Company sold a total of 12,520,000 shares of common stock (and warrants) in private placements for total proceeds of $125,200.

During the second quarter of 2023, the Company issued a total of 2,450,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $24,500.

During the third quarter of 2023, the Company sold a total of 12,960,000 shares of common stock (and warrants) in private placements for total proceeds of $129,600.

During the third quarter of 2023, the Company issued a total of 4,305,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $43,050.

Warrants

In conjunction with the private placements, the Company issued warrants to purchase common stock. The following is a summary of the warrants activity for the period December 31, 2020 to September 30, 2023.

F-12

Number outstanding at December 31, 2020	130,668,838
Granted	40,015,000
Cancelled	(20,140,700)
Number outstanding at December 31, 2021	150,543,138
Granted	45,700,000
Cancelled	(21,551,964)
Number outstanding at December 31, 2022	174,691,174
Granted	37,280,000
Cancelled	(8,690,840)
Number outstanding at September 30, 2023	203,280,334

At September 30, 2023, the 203,280,334 warrants outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 2.26 years, and an aggregate intrinsic value of $0.

Deemed Dividends related to issuance of warrants

During the first quarter of 2022, the Company granted a total of 60,000 warrants to certain investors as deemed dividends. The fair value of the warrants (at dates of issuance) totaled $780 and was estimated using the Black-Scholes options pricing model based on the following assumptions: (1) stock prices of $0.01 per share, (2) exercise prices of $0.025 per share, (3) expected volatility of 368.5%, (4) expected term of 5 years, (5) risk-free interest rate of 1.62%, and (6) dividend rate of 0%.

9. STOCK-BASED COMPENSATION

Stock-based compensation consists of:

	Three Months Ended
	September 30,	September 30,
Type of Security	2023	2022
Price Appreciation Certificates	$-	$-
Options issued to outside directors and consultants	-	-
Common stock issued for services	43,050	25,000
Totals	$43,050	$25,000

	Nine Months Ended
	September 30,	September 30,
Type of Security	2023	2022
Price Appreciation Certificates	$2,026,969	$1,049,965
Options issued to outside directors and consultants	61,999	94,997
Common stock issued for services	79,550	97,400
Totals	$2,168,518	$1,242,362

F-13

The following is a summary of the compensatory securities activity for the period December 31, 2020 to September 30, 2023:

Common stock equivalent	Price Appreciation Certificates	Options	Total
Number outstanding at December 31, 2018	362,400,000	33,140,000	395,540,000
Granted	123,700,000	22,950,000	146,650,000
Cancelled	-	-	-
Number outstanding at December 31, 2020	505,400,000	57,140,000	562,540,000
Granted	60,000,000	6,000,000	66,000,000
Cancelled	(15,000,000)	(5,250,000)	(20,250,000)
Number outstanding at December 31, 2021	550,400,000	57,890,000	608,290,000
Granted	105,000,000	9,500,000	114,500,000
Cancelled	(66,000,000)	(18,190,000)	(84,190,000)
Number outstanding at December 31, 2022	589,400,000	49,200,000	638,600,000
Granted	202,700,000	6,200,000	208,900,000
Cancelled	(90,000,000)	(3,750,000)	(93,750,000)
Number outstanding at September 30, 2023	702,100,000	51,650,000	753,750,000

PRICE APPRECIATION CERTIFICATES

In lieu of compensation the Company has entered into agreements (“Price Appreciation Certificates”) with David Lifschultz and Bruce Abbott whereby, at the request of the executives, the Company agrees to pay the equivalent sum of the rise in the Company’s stock price based on the agreed upon number of shares, from a fixed per share amount to the average of the last 10 trading days (volume weighted average price).

The number of shares reflect a potential salary for the two executives that only exist if the price of the shares rise above the price appreciation base amount. The Company has no obligation to pay the two executives if the stock does not rise. The Company, at its exclusive option and benefit, can proceed with a private placement at the share price on the date of exercise and the executive will subscribe to this private placement for the entire sum advanced by the Company.

The Company accounts for these Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement and expenses the fair value (at date of grant) of the instruments using a Black-Scholes pricing model.

At December 31, 2022, the 589,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 2.29 years, and an aggregate intrinsic value of $0.

At September 30, 2023, the 702,100,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.02 per share, a weighted average remaining contractual life of 2.66 years, and an aggregate intrinsic value of $0.

OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 69,819,579. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant. The options granted in 2022 and 2023 all vested immediately.

F-14

The fair value of stock options granted during 2023 and 2022 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

	2023	2022
Volatility	385.00%	370.90%
Expected life	5 years	5 years
Risk-free rate	3.59%	1.74%
Dividend yield	-	-
Forfeiture rate	0%	0%
Stock Price at Valuation	$0.01	$0.01
Exercise Price	$0.01	$0.01

At December 31, 2022, the 49,200,000 stock options outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 2.13 years, and an aggregate intrinsic value of $0.

At September 30, 2023, the 51,650,000 stock options outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 1.89 years, and an aggregate intrinsic value of $0.

10. INCOME TAXES

The provision for (benefit from) income taxes reflects the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The provision for (benefit from) income taxes differs from that computed by applying the statutory United States federal income tax rate of 21% for 2023 and 2022 to loss before income taxes. The sources of the differences are as follows:

	Nine Months Ended
	2023	2022
Income (loss) before income taxes	$(3,152,572)	$(2,399,300)
Expected recovery at statutory tax rate	$662,040	$503,853
Non-deductible stock-based compensation	(455,389)	(260,896)
Increase in valuation allowance	(206,651)	(242,957)
Provision for Income Taxes	$-	$-

Based on management’s present assessment, the Company has not yet determined that a deferred tax asset attributable to the future utilization of the net operating loss carryforward as of September 30, 2023 will be realized.  Accordingly, the Company has maintained a 100% valuation allowance against the deferred tax asset in the financial statements at September 30, 2023. The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current United States income tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.

All tax years remain subject to examination by major taxing jurisdictions.

F-15

11. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated the consolidated financial statements at September 30, 2022 and for the nine months then ended (which were included in the Company’s Form 6-K filed with the SEC on November 10, 2022) in order to correct the amount of interest expense previously recorded for the three and nine months ended September 30, 2022.

As previously reported, interest expense on the convertible notes was erroneously calculated in the three and nine months ended September 30, 2022 due to the failure to include the December 31, 2021 inflation adjustment provided for in the convertible notes (see Note 6). As restated, the Company has correctly recorded interest expense based on balances including the December 31, 2021 inflation adjustment of $405,128.

The effect of the restatement adjustment on the Consolidated Balance Sheet at September 30, 2022 follows:

	As Previously Reported	Restatement Adjustment	As Restated
Total assets	$355,508	$-	$355,508

Accrued interest payable	$4,698,700	$223,198	$4,921,898
Convertible notes	4,711,764	221,359	4,933,123
Other current liabilities	157,217	-	157,217
Non-current liabilitites	-	-	-
Total liabilities	9,567,681	444,557	10,012,238
Total stockholders' deficit	(9,212,173)	(444,557)	(9,656,730)
Total liabilities and stockholders' deficit	$355,508	$-	$355,508

The effect of the restatement adjustment on the Consolidated Statement of Operations for the three months ended September 30, 2022 follows:

	As Previously Reported	Restatement Adjustment	As Restated
Operating expenses	$157,842	$-	$157,842
Finance expense	273,845	15,303	289,148
Net loss	$431,687	$15,303	$446,990
Net loss per share basic and diluted	$(0.00)	$(0.00)	$(0.00)

The effect of the restatement adjustment on the Consolidated Statement of Operations for the nine months ended September 30, 2022 follows:

	As Previously Reported	Restatement Adjustment	As Restated
Operating expenses	$1,572,876	$-	$1,572,876
Finance expense	786,995	39,429	826,424
Net loss	$2,359,871	$39,429	$2,399,300
Net loss per share basic and diluted	$(0.00)	$(0.00)	$(0.00)

F-16